Exhibit 99.3

CERTIFICATE PURSUANT TO SECTION 2.20 OF

NATIONAL INSTRUMENT 54-101 – COMMUNICATION WITH BENEFICIAL OWNERS OF SECURITIES OF A REPORTING ISSUER

(the “Instrument”)

I, Douglas G. Cooke, the Corporate Secretary of FirstService Corporation (“FirstService”), hereby certify for and on behalf of FirstService, and not in my personal capacity and without personal liability, that in connection with the annual and special meeting of the shareholders of FirstService to be held on May 3, 2019 (the “Meeting”):

(a)	FirstService has arranged to have proxy-related materials for the Meeting sent in compliance with the applicable timing requirements of Sections 2.9 and 2.12 of the Instrument;

(b)	save for the filing of this Certificate, FirstService has arranged to have carried out all of the requirements of the Instrument in addition to those described in paragraph (a) above; and

(c)	FirstService is relying upon Section 2.20 of the Instrument.

DATED this 11th day of April, 2019.

FIRSTSERVICE CORPORATION

Per:	“Douglas G. Cooke”
	Name:	Douglas G. Cooke
	Title:	Corporate Secretary